Volaris Reports March 2018 Traffic Results, Passenger Growth of 15%

Mexico City, Mexico. April 5, 2018 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports March 2018 and year-to-date preliminary traffic results.

During March and first quarter 2018, Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 17.8% and 11.2% year over year, respectively. Total demand, as measured in Revenue Passenger Miles (RPMs), for March and first quarter 2018 increased 16.9% and 9.8% year over year, respectively.

During March 2018, Volaris transported over 1.5 million passengers, an increase of 14.7% year over year. Volaris transported a total of 4.3 million passengers during the first quarter of 2018, an increase of 7.5% year over year. Network load factor for March and the first quarter 2018 was 84.3% and 82.2%, respectively.

During March 2018, Volaris started service between: 1.- Guatemala City, Guatemala and Los Angeles, California. 2.- San Salvador, El Salvador and Los Angeles, California. 3.- San Salvador, El Salvador and Cancun, Quintana Roo.

The following table summarizes Volaris traffic results for the month and year-to-date.

	March 2018	March 2017	Variance	March YTD 2018	March YTD 2017	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,037	869	19.4%	2,902	2,598	11.7%
International	422	379	11.3%	1,253	1,186	5.6%
Total	1,459	1,248	16.9%	4,155	3,784	9.8%
ASMs (in millions, scheduled & charter)
Domestic	1,190	998	19.3%	3,446	3,080	11.9%
International	541	471	14.7%	1,609	1,467	9.7%
Total	1,731	1,469	17.8%	5,055	4,547	11.2%
Load Factor (in %, scheduled)
Domestic	87.1%	87.1%	0.0 pp	84.2%	84.3%	(0.1) pp
International	78.2%	80.7%	(2.5) pp	77.9%	80.9%	(3.0) pp
Total	84.3%	85.1%	(0.8) pp	82.2%	83.2%	(1.0) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,212	1,053	15.1%	3,383	3,144	7.6%
International	294	261	13.0%	880	820	7.3%
Total	1,506	1,314	14.7%	4,263	3,964	7.5%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 172 and its fleet from four to 70 aircraft. Volaris offers more than 313 daily flight segments on routes that connect 40 cities in Mexico and 27 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eight consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: Andrés Pliego & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100